
CAYPLEX
ENTERTAINMENT

INVEST IN **CAYPLEX ENTERTAINMENT**

Reviving Grand Bahama's Cinema Magic — Bringing Back a True Movie Theater Experience After 5 Years!

cayplex.com Dover, DE

Retail | Minority Founder | Entertainment | Film | Media

Highlights

1. 🇧🇸 Cinema Revival: First-run movies return to Grand Bahama after 5 years

2. Market Demand: Residents spent over $550K on drive-in movies & live theater in the last 4 years

3. Shareholder Priority: Potential ROI of 2X; investor's payouts projected by year 3(not guaranteed)

4. Earnings Projections: Over $2.8M (YOY) projections in annual revenue(not guaranteed)

5. 🇧🇸 Flagship Franchise: Plans for expansion by opening more locations in other sustainable markets

6. Post-Pandemic Boom: Current surge in major events & large group entertainment on-island

7. 🤝 Community Care: Philanthropic commitment to support local nonprofits & community groups

8. 🫶 For the People: A 100% community-owned brand

Featured Investor



Hardeley Butler

Invested $5,000

Follow

"I am genuinely excited to be a part Cayplex Entertainment's story of bringing back the premier movie theater experience to Grand Bahama. This venture is more than just a business; I see it as a gateway to classic entertainment, a catalyst for local economic growth, and a vibrant addition to our community's cultural scene. I believe together, we have the opportunity to not only redefine movie-going on the island but also to contribute to the local economy in a meaningful way."

Our Founder



Brinard Sweeting Founder & CEO

Proven successful in operating his own successful digital agency in Grand Bahama for over 7 years. Awarded Top 40 Under 40 Business Professionals in The Bahamas in 2018. Experienced corporate event panelist & keynote speaker.

Our Founder's Story




Our Founder's Personal Story
Watch later
Share
THE REAL STORY BEHIND
CAYPLEX
ENTERTAINMENT
Watch on YouTube

The Big Problem

- 📽️ For over 4 years, Grand Bahama has been without its beloved first-run movie theater.
- 🎟️ Residents have been missing out on the simple joy of a local cinema night and have been traveling off-island to watch the latest movies, or wait for months for the film to release on streaming.
- 👨‍👩‍👧‍👦 Very limited family-friendly entertainment options on the island in a market desperate for them.





A photo of Galleria Cinemas — the last remaining first-run movie theater on the island that shutdown in 2019

The Strategic Solution

Phase 1 - Multi-Screen Movie Theater

Relive the magic of cinema again! We're developing a modern movie theater that promises the return of a blend of nostalgia and luxury. With two large Digital & 4K-compatible screens, up to 150 seats including a premium VIP section, we're not just showing films – we're crafting memories.

just showing films – we're crafting memories.


CAYPLEX
ENTERTAINMENT
Phase 1 - Two-Screen Movie Theater (up to 150 seats)

Grand Bahama is an untapped family-friendly entertainment market. Cayplex is poised to capitalize on a significant gap in the market by re-introducing the true cinematic experience to Grand Bahama with the latest first-run film releases. This innovative venture has the potential to reshape the entertainment landscape of the island.


CAYPLEX
ENTERTAINMENT
MARVEL STUDIOS



Phase 1 - Two-Screen Movie Theater (up to 150 seats)

🛎️ **Lucrative VIP Experience**: Moviegoers will have the option to choose from a dual-tier ticket structure between our luxurious VIP section, featuring spacious and comfortable lounge seating, served by our customer service concierges at the touch of a button, or our general audience area–enjoying a tailored experience that suits their preference.


CAYPLEX
ENTERTAINMENT
SPIDER-MAN

Phase 1 - Two-Screen Movie Theater (up to 150 seats)

💰 **Multiple Revenue Streams**: Equity Investors can benefit

from multiple revenue streams, including ticket sales, concessions, vendor rentals and exclusive event bookings. This diversified approach contributes to a resilient business model capable of weathering market fluctuations.

🎥 **Technology & Partnerships**: The integration of state-of-the-art Digital Cinema Initiatives (DCI) compliant audiovisual technology and our established relationship with our licensed and regulated film buyers, ensures that the theater has access to the latest film releases. This enhances the overall movie experience and solidifies our position as a must-visit destination.

Phase 2 - Multipurpose Indoor Facility 🏢

A vision for the future: More screens, more entertainment, more memories.


CAYPLEX
ENTERTAINMENT



Phase two will be the construction of a 20,000 square-foot multiplex movie theater with:

- 🎬 Multiple Digital 3D & 4K screens (with increased seating capacity)
- 🎳 A boutique bowling alley with up to six (6) computerized bowling lanes
- 🍽️ A franchise-branded restaurant & bar providing a unique and comfortable dining experience coupled with unobstructed rooftop views.
- ♻️ Our second phase facility will be a green energy building using solar power and built at an elevation of 10 ft. height off the ground on concrete pilings, and utilizing furnishings that will keep the compound resilient against the possibility of future storms, so that the facility can also function as a self-sustaining hurricane shelter.

The Market is Ripe

A Strong Pipeline of Eager Customers

Customers


47,475*
Estimated Local Population
42% Target
20,000 Residents
Watching
4
movies per year
Spending
$15-35
each visit on tickets & concessions
$2,800,000
Projected Annual Revenue

Forward looking projections are not guaranteed.

- Targeting 42% of Grand Bahama's 47,000 residents in three demographics: children, young adults & families.
- We're estimating 80,000 annual admissions based on 4 visits per capita and projecting over $2.8M annual revenue across our business model's product & service mix.

Population count is based on the 2022 Official Bahamas Census Data. Phase 1 admissions estimate is based on an average of 4 visits per capita annually by 42% of the on-island population, with an average spend of $15-35 each visit; following pre-2019 on-island movie theater trends.

Over $550,000 spent on theatre entertainment by residents since 2020

Even with no movie theater during this time, the local market still spent over $550,000 to attend various drive-in movie events and live theater performances. It's evident that the demand for seated entertainment is on the rise, and Cayplex is poised to capitalize on this momentum.



$250,000.00
$200,000.00
$150,000.00
$100,000.00
$50,000.00
$0.00
$63,600
$126,000
$219,875
$149,820
2020
2021
2022
2023
Drive-in Movies & Live Performances

The above aggregate data reflects the revenue generated from various drive-in movie events and live theater performances held on the island since 2020, provided by various event hosts.

What Does the Community Say?

On February 3rd, 2024, we hosted our first pop-up cinema experience at the Regency Theater, and it was nothing short of magical! 🎬✨ After years without a true cinematic experience on Grand Bahama, we brought back the magic of the movies in an unforgettable evening that revived the spirit of the community's joy and cinematic wonder that's been dearly missed. From the laughter of children to the shared smiles of friends and family experiencing the cinema together, every moment was a reminder of how the power the movie theater experience brings us together.


Our First Popup Cinema Experience was a smashing s...
Watch later
Share
Watch on YouTube

...and even more exciting feedback from our community! 👇



Kelly Lovable Smith
Congratulations Great idea families can enjoy outings again

Glen Stubbs
The social scene on grand Bahama is about to come back this will ignite other night life business ideas 🙏

rashard fox
Pray this comes to fruition bro. My wife and I use to love going to the movies watch 2 sometimes 3 on Sundays. Hope and pray this comes through

Arianna 🤎
This is amazing! Excited to see home being built up.

catislandbreed
much need..behind you all the way

bellefemme242
This is awesome.!!! Can't wait to bowl again.

Mekz
amazing 👏 beautiful vision ❤️ grand Bahama needs it

Isleand Wellness Bahamas
Love this, looking forward to supporting♥

shanv
This is absolutely amazing. We need this in Grand Bahama. Will be looking forward to seeing and knowing more about it. God bless you.

Keya
would totally fly to Freeport just for this to support! I love it. 🥰

Amber Pratt-Cartwright
This would certainly be nice to have some other type of entertainment than ports. Kiddos Sweeting

Our Team Is Experienced

Our leadership and advisory board are not just seasoned professionals but avid movie enthusiasts dedicated to redefining your cinema experience. With a rich tapestry of experience in various industries and an unwavering commitment to bringing the magic of movies to life, our team is here to ensure every reel brings real joy, innovation, and unparalleled experiences to our community and investors alike.



BRINARD SWEETING

FOUNDER & CEO

Seasoned and experienced, successful digital agency owner. Founder & CEO of Cayplex Entertainment.



STEVEN KRAMS

CINEMA OPERATIONS ADVISOR



President of Magna-Tech Electronic Co. Inc. Leading developer for providing equipment and operations training & consulting for state of the art media and entertainment venues.



IAN ROLLE

BUSINESS OPERATIONS ADVISOR

President of The Grand Bahama Port Authority Group of Companies, and a Certified Public Accountant.



CALINE NEWTON,

CM, CFE, CFCS, CFEI

FINANCIAL ADVISOR

Certified Forensic Examiner, Certified Financial Crimes Specialist and Certified Financial Education Instructor.



WENRICK CLARKE

SALES & MARKETING ADVISOR

Sales Director at Commonwealth Brewery Ltd. Experienced banking branch manager with a demonstrated history in Retail and Operations Management.



ALPHEAUS ROBINSON

CINEMA OPERATIONS ADVISOR



Former Operations Manager at Galleria Cinemas Ltd, with a wealth of knowledge and experience in operating and managing cinemas in Grand Bahama.

Why Should You Invest?

By joining Cayplex on the ground floor today as an equity crowdfunding investor – before we experience what we believe will be exponential growth and expansion across the region and other territories. It is also a great way to broaden and diversify your investment portfolio and support a business you believe in, backed by a community that anxiously wants it.

- 📈 We're offering *Preferred Stock,* which means you receive priority on dividend payouts and enhanced protections, ensuring a secure and potentially more lucrative investment.
- 💰 *Limited shares* with a *potential 2x ROI for investors* and projected profitability by year 3(not guaranteed).
- 🎞️ Return to the nostalgia of Grand Bahama's cinema

history, while creating new chapter in it's story.

- 🇧🇸 This is the *flagship franchise of several locations* in various territories as part of our expansion plan for shareholder growth.
- 🙌 Be part of a movement to rebuild and enhance local entertainment in an underserved market ripe for opportunity.
- ❤️ Support a *100% Community-owned brand,* built with love and dedication. A chance to be part of a unique venture, blending nostalgia with modern entertainment.

Investing in Cayplex involves risks, including the potential loss of your entire investment. There is no guarantee of returns, and investments may be illiquid. Please invest responsibly and consult with a financial advisor.

Investment Perks


CAYPLEX
ENTERTAINMENT
Bronze Investor ($500 - $1000)
• Discounted tickets on mid-week showings
• 1 free movie per year
• Free size upgrades on food & beverages
• Name on the 'Bronze Investor' section of the Investor Wall

Silver Investor ($1,000 - $10,000)

- VIP ticket upgrade on select visits
- Four movies per year
- Free size upgrades on food & beverages
- Name engraved on a dedicated plaque in the 'Silver Investor' section of the Investor Wall
- Priority access to new releases
- Exclusive voting rights on select screenings

Gold Investor ($10,000 - $25,000)

- VIP ticket upgrade on visits
- Lifetime movie pass
- Free size upgrades on food & beverages
- Prominent name display with a gold frame in the 'Gold Investor' section of the wall
- Priority access to new releases
- Priority and early access to themed events
- Exclusive voting rights on select screenings
- A personal thank you phone call from the Founder



Diamond Investor ($25,000 - $50,000)

- VIP ticket upgrade on visits
- Lifetime movie pass
- Free size upgrades on food & beverages
- Diamond-framed name display in the 'Diamond Investor' section of the wall
- Priority access to new releases
- Priority and early access to themed events
- Annual roundtable with other top-tier investors and cinema management
- A personal thank you phone call from the Founder



Executive Investor ($50,000+)

- VIP ticket upgrade on visits
- Lifetime movie pass
- Free size upgrades on food & beverages
- Premium position at the top of the Investor Wall with an executive emblem
- Early access and priority seating & parking to themed events and new releases
- Annual roundtable with other top-tier investors and cinema management
- A personal thank you phone call from the Founder

Competition

We Plan to Dominate the Local Cinema Market

1. 🎬 **Cinema Market Monopoly**: Cayplex has the opportunity to be the only movie theater on the island of Grand Bahama licensed and regulated to play the latest global film releases, making us the go-to for fresh cinematic experiences.

2. 🚀 **Ahead of Streaming:** While streaming services offer films months after the release date, theaters provide immediate access to the latest films! And though black market devices offer streaming new releases illegally, they are often low resolution and also lag several months behind in showcasing high definition blockbuster films.

3. 🛎️ **White-Glove Service:** Our personnel will be thoroughly trained to provide exceptional service, aiming to ensure every customer feels like a VIP, valued and catered to, setting a new standard for customer service on the island.

4. 🤝 **Community Ownership:** As a venture with shareholders as customers, we enjoy a unique loyalty and advocacy from its community, a dynamic most competitors lack.

5. 🎉 **Diverse Entertainment Landscape:** Beyond movies, Cayplex competes with options like concerts and nights out at the city's central entertainment hub, Port Lucaya Marketplace. However, our commitment to quality and community engagement can make us a top choice for entertainment.

Use of Proceeds

Cayplex Entertainment will strategically utilize raised capital to enhance our technological and infrastructural development, ensuring a prosperous future for our brand and investors.

The funds raised during this first round will be used towards securing the digital cinema equipment required

for showing first-run films. We will be able to use this equipment to begin generating revenue in the short-term, by showing the latest film releases at our pop-up cinema events, while building out Phase 1 of our multi-screen cinema.


PRIVATE EQUITY & DEBT
41% on Construction
38% on Operations, Overhead & Team
PREFERRED STOCK
EQUITY CROWDFUNDING
21% on Digital Cinema Equipment
$124,000
41%
38%
21%
$520,000
TOTAL FUNDING RAISE
ACROSS CHANNELS

Any capital raised during this round will be combined with our total funding arrangements with private debt & equity partners, to fully open our first phase.

Financial Forecast

We're Focused on Steady Growth

Cayplex's financial roadmap is anchored in a plan for modest, yet robust growth, with ticket sales for movie screenings being our primary revenue driver. Our high-margin concessions, offering food and beverages, further enhance our profitability. Below, our projections detail anticipated revenue, net profit, and expenses over the next four years, showcasing our commitment to maximizing shareholder value.



$4,000,000.00
$3,500,000.00
$3,000,000.00
$2,500,000.00
$2,000,000.00
$1,500,000.00
$1,000,000.00
$500,000.00
$0.00
$2,955,600
$1,244,160
$1,040,461
$3,103,480
$1,306,368
$1,155,141
$3,258,690
$1,371,678
$1,234,963
$3,421,605
$1,440,252
$1,329,223
2025
2026
2027
2028
Projected Annual Revenue
Projected Operating Expenses
Projected Net Profit

Forward-looking projections are not guaranteed.

How We Make Money

Phase 1

- **Movie Tickets**: We'll charge an average of $10-$25, ranging from children, general audience & VIP.
- **Concessions**: Earnings from the sale of food & beverages at the concession stands.
- **Advertising**: Selling digital display advertising spots for commercials and other produced content as pre-roll before standard movie trailers, for local and national businesses.
- **Events & Rentals**: Live events can be hosted in our facility by us or other event hosts looking for a facility with our specific amenities.
- **Leasing Spaces**: Partnering with restaurants owners to sell additional concessions during movie showings by leasing them dedicated setups at our concessions stand.

Phase 2

Phase 2

Building on the success of Phase 1, we're introducing:

- **Theatre Expansion:** Additional state-of-the-art Digital 3D & 4K screens, including a multipurpose theatre, and an increased seating capacity of around ~800. An enhanced cinematic experience promising higher returns.
- **Boutique Bowling Experience:** A chic six-lane bowling alley, blending gameplay with premium entertainment, set to attract diverse demographics.
- **Culinary Ventures**: A franchise-branded restaurant & bar, designed to complement our entertainment offerings, blending exquisite cuisine and ambient relaxation.
- **Digital Subscriptions**: The *Plex Pass* digital subscription membership service will provide premium product benefits at Cayplex for a monthly rate.
- **Events**: Live events, conferences, productions, and private meetings can be held at the multipurpose theater & conference hall for a premium rental charge.

What Happens Next?

Our journey towards our grand opening is a roadmap of key milestones and strategic steps after raising capital in this round, to bring a revolutionary cinematic experience to Grand Bahama and beyond.


CAYPLEX ENTERTAINMENT
MILESTONE
Q3 2024
Q4 2024
Q1 2025
Q2 2025
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
Leasehold & Initial Procurement of Equipment
Building Renovation & Procurement
Hiring of General Staff & Customer Service Training
Grand Opening

AI-Powered, Human-Connected

In an industry where most theater chains fail to adapt and innovate with the changing trends and technologies, we are positioning ourselves to be one of the few movie theaters in the world to redefine the cinematic experience by intertwining it with cutting-edge Artificial Intelligence (AI)

technologies.

🎯 Hyper-Personalization: We will use Utilizing GPT AI tools to frequently analyze customer data and craft uniquely tailored and memorable experiences for every moviegoer.


Jim prefers action films. Send him a limited-time only discount for the next action blockbuster preview.
Rob hasn't booked a VIP seat before. Send an invitation for a VIP experience with a free snack combo.
Kayla usually buys a large popcorn. Offer a combo deal with a large soda at a discounted price.
Emily often comes for romantic movies. Notify her about the upcoming romantic comedy premiere.

🎥 Beyond Recommendations: Curating an individual journey that resonates, offering more than just movie suggestions but also personalized messaging and food & beverage deals based on specific customer habits and buying choices.

Our AI strategy doesn't just stop at enhancing customer experiences; it's a pivotal player in bolstering customer loyalty and ensuring repeat visits.

🎁 Surgically Targeted Marketing is where we deploy AI to understand customer preferences, it will enable us to design

marketing campaigns and offers that directly cater to their interests, as well as creating special deals, exclusive previews, and offers that not only enhance engagement but also build a deeper connection with our audience.

In a world where experiences are becoming increasingly digitized, Cayplex stands out by marrying technology and human connection seamlessly. We're not just a movie theater; we're a technologically advanced entertainment hub where every interaction is thoughtfully designed to delight, surprise, and keep you coming back for more.

Our Vision is Global

Our ambitions don't stop at the shores of Grand Bahama. We envision a future where our brand is synonymous with family-friendly entertainment across the Bahamas, the Caribbean, and even in the bustling markets of the U.S. and Canada. Our expansion strategy is meticulously crafted, focusing on key locations in densely populated and sustainable markets. These are places where the demand for quality entertainment is palpable, and where Cayplex can stand out, not just as another entertainment option, but as a premier choice.


Nashville
Memphis
Charlotte, NC
Dallas, TX
Bermuda
Jacksonville
San Antonio
Houston
New Orleans
Tampa
Monterrey
Nassau
The Bahamas
Havana
Turks & Caicos
Cuba
Mérida
Cancún
Santiago de Querétaro
Playa del Carmen
Mexico City
Puebla
Cayman Islands
Jamaica
Haiti
Dominican Republic
Punta Cana
Puerto Rico
British Virgin Islands
Montserrat
Dominica
Belize
Guatemala
Guatemala
Honduras
El Salvador
Nicaragua
Aruba
Barbados

Our goal is to build a franchise brand that resonates with audiences far and wide. Just as giants like *AMC Theaters* have multiple locations adding to their brand value, each new Cayplex location will be a testament to our growth and commitment to providing unparalleled entertainment experiences. **For our shareholders, this means one thing:** as we grow and establish more locations, the value of your shares rises. Every new theater, every screen, and every seat added to the Cayplex family is a step towards increasing the value of your investment. We're not just in the business of entertainment; we're in the business of growth, sustainability, and shared success.

Our Core Beliefs

Beyond entertainment, Cayplex is committed to community growth through employment and philanthropy.

- **Entertainment**: Creating an enjoyable break from reality for the average individual who seeks to disconnect and unwind in a world of interactive entertainment either alone or accompanied. Providing more on-island entertainment options for tour providers that can be used in tourism promotions where applicable, while not being a tourism-focused product.

- **Employment**: A major part of Cayplex's community message will be how it seeks to create sustainable and enjoyable employment for residents. We're looking to create up to 20 jobs on the opening of Phase 1 and much more as we expand into Phase 2 and additional markets.

CAYPLEX CARES

- **Philanthropy**: A core foundational value of ours is to be a major philanthropic organization by supporting our local community wherever we possibly can through our charitable division called "Cayplex Cares". Being a

helping hand and providing financial aid & resources to feeding programs, schools, youth groups, sporting teams, churches, and especially the Grand Bahama Children's Home (a local orphanage) and other community organizations requiring such support.

Valuation

In the realm of early-stage startups, particularly those like Cayplex Entertainment with limited assets, establishing a valuation can be a nuanced endeavor. Our valuation is meticulously derived from trusted and industry-advised methodological financial calculations, specifically adhering to the **Harvard Business Review's valuation model** tailored for the service industry.

We've consciously chosen a conservative pricing strategy for this round, not merely to align with industry benchmarks but to genuinely honor and appreciate our retail investor community. The Cayplex journey, while ambitious, is deeply rooted in a commitment to creating a meaningful and prosperous pathway for every investor. Your participation in our story is invaluable, and we are eager to navigate through the chapters of Cayplex's evolution together with you.

Exit Strategy

The palpable excitement within the community for Cayplex Entertainment is not only evident but also forms a robust pipeline of eager customers, anxiously awaiting our innovative and nostalgic cinema experiences. This enthusiasm, coupled with our strategic and community-focused business model, is projected to revive the cherished cinema experience in Grand Bahama and herald a new epoch of luxurious, community-driven entertainment.

While we can't guarantee any future results, our long-term vision includes potential exit strategies. We project exploring options such as an IPO or acquisition by a major entertainment chain to secure a prosperous exit for our investors. The consideration of an IPO would come after we have established a strong regional and international presence with several Cayplex locations, ensuring we have a robust and diversified portfolio to present to the public markets.

Our team is dedicated to working tirelessly to maximize the potential return on investment for our investors. We embark on this journey with a commitment to strategic growth, community involvement, and a relentless pursuit to elevate Cayplex as a symbol of premium entertainment, all while maintaining a sustainable and profitable business model.

FAQ

How Does This Work?

(1) Sign in or Sign up for a Wefunder account if you're new to Wefunder: Join Wefunder by clicking 'Sign Up' in the top right corner. If you've already used Wefunder: use your existing account to 'Sign In.'

(2) Choose an amount you're comfortable with and click on 'Invest' Select an amount that you are interested in investing.

(3) In an effort to ensure fairness and provide an opportunity for all interested parties, we have set a minimum investment amount of $100 per investor.

(4) You'll receive an email to confirm your investment. Our SEC filings contain more financial information and investment contracts. That's it, you're in!

What is the minimum and maximum investment?

The minimum investment amount in this round is $100 USD whereas the maximum investment size is up to $500,000 for accredited investors. Please note, investors should only invest what they can afford to lose.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

What type of risk is involved with investing in Cayplex

Entertainment company equity?

High risk. All startups bring significant risk, and we caution people from investing in Cayplex Entertainment (and generally any startup company) if you do not have high-risk tolerance for your investments. Our business has enormous community support, our team is extremely optimistic about our future prospects. With that said, there is, and always will be significant risks in investing in equity for early-stage startups.

Reasons not to invest

Cayplex Entertainment, while poised for a vibrant future, is in its initial stages and inherently carries the risks typical of an early-stage company. Our journey to revitalize the cinematic experience in Grand Bahama, The Bahamas, and throughout the Caribbean, though deeply rooted in meticulous planning and community enthusiasm, is not without its challenges. The entertainment industry, while lucrative, is also subject to various factors including market dynamics and consumer preferences. While our team is steadfastly navigating through the intricacies of establishing a community-loved entertainment hub, potential investors should be mindful of the risks involved. You should not invest any funds in this community round unless you can afford to lose your entire investment. Furthermore, while our vision includes potential expansion and possibly exploring public markets in the future, there is currently no immediate

markets in the future, there is currently no immediate pathway to liquidate any equity acquired in Cayplex Entertainment until we declare a shareholder distribution.

As Featured In

- **Our News Bahamas**
- **ZNS News**
- **The Nassau Guardian**


Brinard Sweeting,
Founder & CEO
Google Meet
GOT QUESTIONS?
SCHEDULE A CALL WITH OUR FOUNDER

☎️ **Click here to schedule your call**

Downloads

Cayplex Entertainment - Investor Pitch Deck - Wefunder.pdf